SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the fiscal year ended December 31, 2010
or

☐	Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the transition period from to
Commission file number 000-20557
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Andersons, Inc. Retirement Savings Investment Plan.
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Andersons, Inc., 480 West Dussel Drive, Maumee, Ohio 43537.

The Andersons, Inc. Retirement Savings Investment Plan

Report of Independent Registered Public Accounting Firm
To the Pension Committee
The Andersons, Inc. Retirement Savings Investment Plan
Maumee, Ohio
We have audited the accompanying statements of net assets available for benefits of The Andersons, Inc. Retirement Savings Investment Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Andersons, Inc. Retirement Savings Investment Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
As described in Note 2, the Plan adopted Financial Accounting Standards Board Accounting Standards Update 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, as of December 31, 2010, which clarified how loans to participants should be classified and measured by defined contribution pension plans. This Update was retrospectively applied to December 31, 2009.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Columbus, Ohio
June 17, 2011

The Andersons, Inc. Retirement Savings Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Participant-directed investments:
Mutual funds:
Fidelity Spartan U.S. Equity Index Fund	$14,633,538	$12,707,869
Fidelity U.S. Bond Index Fund	17,199,401	16,127,356
Fidelity Money Market Trust, Retirement Government Money Market Portfolio	11,632,474	12,612,113
Fidelity Low-Priced Stock Fund	10,237,139	8,147,599
Fidelity Contrafund	15,900,896	14,362,271
Harbor International Institutional Fund	1,429,016	1,181,433
Janus Enterprise Fund	6,131,208	4,883,792
Davis NY Venture A Fund	7,577,626	6,831,027
Fidelity Freedom Income Fund	641,755	298,656
Fidelity Freedom 2000 Fund	596,275	584,262
Fidelity Freedom 2005 Fund	292,941	97,196
Fidelity Freedom 2010 Fund	3,868,519	3,654,325
Fidelity Freedom 2015 Fund	2,144,963	1,418,754
Fidelity Freedom 2020 Fund	5,211,782	3,895,561
Fidelity Freedom 2025 Fund	2,736,124	1,875,743
Fidelity Freedom 2030 Fund	2,903,479	2,122,472
Fidelity Freedom 2035 Fund	1,198,294	708,983
Fidelity Freedom 2040 Fund	1,000,256	734,099
Fidelity Freedom 2045 Fund	666,308	300,817
Fidelity Freedom 2050 Fund	687,461	401,385
Dodge and Cox Stock Fund	6,049,507	5,432,279
Allianz RCM Technology Institutional Fund	3,346,859	2,192,283
First Eagle Overseas Fund	7,463,523	6,072,490
Fidelity Small Cap Stock Fund	2,816,626	1,874,082
Masters Select International Fund	8,275,069	7,985,050
American Beacon Small Cap Value Fund	2,090,365	1,369,372
Vanguard Short-Term Investment-Grade Admiral Fund	3,189,447	3,463,692
Common stock of The Andersons, Inc.	9,764,931	6,992,182
Receivables:
Notes from participants	3,022,491	2,903,839
Employer supplemental contribution	458,428	—

Net Assets Available for Benefits	$153,166,701	$131,230,982

See Notes to Financial Statements.

The Andersons, Inc. Retirement Savings Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2010
Additions
Contributions:
Participants	$6,229,395
Employer	5,033,079
Rollovers	355,890

Total contributions	11,618,364

Investment income:
Interest and dividends	2,154,954
Net appreciation in fair value of investments	16,982,181

Total investment income	19,137,135
Interest income on notes receivable from participants	170,035

Total additions	30,925,534

Deductions
Benefit payments made to active and terminated participants	8,969,493
Administrative fees	20,322

Total deductions	8,989,815

Net Increase	21,935,719

Net Assets Available for Benefits — Beginning of year	131,230,982

Net Assets Available for Benefits — End of year	$153,166,701

See Notes to Financial Statements.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 1 — Summary of Significant Accounting Policies
The accounting records of The Andersons, Inc. Retirement Savings Investment Plan (the “Plan”) are maintained on the accrual basis by The Andersons, Inc. (the “Plan Sponsor” or “Employer”). Plan assets are maintained by Fidelity Management Trust Company (the “Trustee”) and monitored by the pension committee established by the Plan Sponsor.
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Benefits are recorded when paid.
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Plan’s investments in mutual funds are based on net asset values on the last business day of the plan year. The fair value of the Plan’s investments in The Andersons, Inc. common stock is based on NASDAQ closing market price on the last business day of each plan year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Investment securities are exposed to various risks, such as interest rate, market, and credit risk. It is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Participant contributions are recognized when the participant contributions are withheld from the employee’s earnings. Employer matching and employer transition contributions are recognized each pay period. Employer supplemental contributions are recognized when declared.
The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 1 — Summary of Significant Accounting Policies (Continued)
New Accounting Pronouncements
Accounting Standards Update (ASU) No. 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans requires that participant loans be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in this ASU are effective for fiscal years ending after December 15, 2010, and are applied retrospectively to all prior periods presented.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Certain items have been reclassified from their prior presentation to conform to the current year presentation. These reclassifications are not considered material and had no effect on the net assets available for benefits as previously reported.
Note 2 — Description of the Plan
The following description of the Plan is provided for general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan that covers substantially all employees of The Andersons, Inc. and its wholly owned subsidiary, The Andersons Mower Center, Inc. (the “Company”). The Plan provides for retirement, disability, and death benefits for participants who meet certain eligibility requirements, including attaining age 21. Full-time employees are eligible to begin deferring money into the Plan as soon as administratively practicable following their date of hire. Part-time employees are eligible to begin deferring money into the Plan upon meeting the 1,000 hours and 12-month service requirement. Employer matching contributions begin once the employee enters the Plan.
Employee contributions may be made by salary reduction up to 75 percent of annual compensation (in 1.0 percent increments) subject to the maximum annual contribution allowed by law. The Plan provides for a required minimum employer matching contribution of 100 percent of the first 3 percent of a participant’s deferred compensation plus 50 percent of the next 2 percent of a participant’s deferred compensation, subject to limitations in the Internal Revenue Code.
The Plan may accept rollover contributions from certain IRAs or from other qualified defined benefit or contribution plans of The Andersons, Inc. or participants’ former employers. In addition, the Plan Sponsor may make supplemental contributions to the Plan at its discretion.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 2 — Description of the Plan (Continued)
The Plan was amended on July 20, 2010 to include an employer transition contribution. The transition contribution is intended to reduce the impact of the Company’s defined benefit pension plan freeze, which was effective July 1, 2010 for all of its non-retail line of business employees. Therefore, the employee must be a defined benefit plan participant under age 65 as of June 30, 2010 to be eligible for the transition contribution. The transition contribution is a per-pay contribution based on age and years of service in the defined benefit plan and it represents a minimum Plan contribution regardless of performance.
A performance contribution is an annual employer supplemental contribution. All employees who are eligible to participate in the Plan, accumulate 1,000 hours during the year, and are active at the Plan’s year-end will be eligible to receive a performance contribution. The Company determines how much to contribute to each participant based on the Company’s performance, with the measure of performance being pre-tax income. The performance contribution will range from 0% to 5% of eligible compensation depending on the actual level of Company performance (a minimum of 20% of budgeted income must be achieved before a minimum performance contribution of 1% will be made).
If a participant is eligible to receive an employer transition contribution, the participant will receive the greater of the transition contribution or the performance contribution. That means if the discretionary employer supplemental performance contribution is greater than the transition contribution received during the year, the participant will receive the difference after the end of the Plan’s year when the employer supplemental performance contribution is paid. Employer performance contributions, in excess of employer transition contributions, were $458,428 for the year ended December 31, 2010.
Forfeited balances of terminated accounts are used to reduce future employer contributions. The balance of forfeited nonvested accounts was not material at December 31, 2010 and 2009.
Each participant directs Fidelity Management Trust Company to invest any or all of his or her account among various investment options, including an option to invest in the common stock of The Andersons, Inc. Participants may transfer account balances among the different funds on a daily basis.
Each participant’s account is credited with their contributions, the employer matching contributions, the employer transition contributions, and the employer supplemental contributions and an allocation of investment earnings. Allocations are based on the participant’s selected allocation percentages. Investment income is allocated to participant accounts by investment fund balance on a daily basis. This allocation is based upon the ratio of each participant’s weighted average fund balance to the total of all participants’ fund balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. No assets of any participant account may be used for the benefit of any other account or participant.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 2 — Description of the Plan (Continued)
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan and the trust at any time. In the event of termination of the Plan, participants become fully vested in their individual accounts.
A participant is entitled to a benefit representing his or her salary reduction contributions, the vested amount of employer contributions, and allocated income thereon (including realized and unrealized gains and losses). Upon termination of employment due to retirement, permanent disability, or death, a participant or his or her beneficiary is entitled to receive distribution of the vested account balance in a lump sum or in monthly installments.
Participants are immediately 100 percent vested in the participant, employer, and rollover contributions and any income or loss thereon.
Withdrawals of employer and employee salary reduction contributions and related income thereon during the participant’s employment are prohibited unless the participant has attained age 59 1/2 or the participant can show immediate and extreme financial hardship as determined by the pension committee.
Additional information about the Plan Agreement and limitations on contributions is available from the human resources department of the Plan Sponsor or from designated individuals at the Company.
Participants may borrow up to 50 percent of their vested account balances. The minimum loan amount is $1,000 and the maximum is $50,000. Each participant may only have one loan outstanding and each loan bears interest at a fixed rate equal to the prime rate at the end of the quarter previous to initiation of the loan plus 1 percent. Loans must provide for at least quarterly repayments utilizing a level amortization schedule. Loan terms will not exceed five years unless the loan qualifies as a home loan in which the term will be established by the Plan Administrator at the time of the loan.
The Plan Sponsor pays substantially all costs of administering the Plan, including trustee fees. The Plan pays investment fees.
Note 3 — Fair Value Measurements
Generally accepted accounting principles provide a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 3 — Fair Value Measurements (Continued)
Disclosures concerning assets measured at fair value are presented below. The Plan has no liabilities measured at fair value.
Assets Measured at Fair Value on a Recurring Basis at December 31, 2010

	Quotes Prices
	in Active Markets	Significant Other
	for Identical	Observable Inputs	Significant Unobservable
	Assets (Level 1)	(Level 2)	Inputs (Level 3)	Total

Mutual Funds:
Large-Cap Funds	$44,161,567	$—	$—	$44,161,567
Mid-Cap Funds	16,368,347	—	—	16,368,347
Small-Cap Funds	4,906,991	—	—	4,906,991
Blended Funds	21,948,156	—	—	21,948,156
International Funds	17,167,608	—	—	17,167,608
Bond Funds	20,388,849	—	—	20,388,849
Technology Fund	3,346,859	—	—	3,346,859
Money-Market Fund	11,632,474	—	—	11,632,474
Common Stock of The Andersons, Inc.	9,764,931	—	—	9,764,931

	$149,685,782	$—	$—	$149,685,782

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 3 — Fair Value Measurements (Continued)
Assets Measured at Fair Value on a Recurring Basis at December 31, 2009

	Quotes Prices
	in Active Markets	Significant Other
	for Identical	Observable Inputs	Significant Unobservable
	Assets (Level 1)	(Level 2)	Inputs (Level 3)	Total

Mutual Funds:
Large -Cap Funds	$39,333,446	$—	$—	$39,333,446
Mid-Cap Funds	13,031,391	—	—	13,031,391
Small-Cap Funds	3,243,454	—	—	3,243,454
Blended Funds	16,092,253	—	—	16,092,253
International Funds	15,238,973	—	—	15,238,973
Bond Funds	19,591,048	—	—	19,591,048
Technology Fund	2,192,283	—	—	2,192,283
Money-Market Fund	12,612,113	—	—	12,612,113
Common Stock of The Andersons, Inc.	6,992,182	—	—	6,992,182

	$128,327,143	$—	$—	$128,327,143

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no significant transfers between fair value levels for the year ended December 31, 2010.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 4 — Investments
The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2010	2009

Fidelity Spartan U.S. Equity Index Fund	$14,633,538	$12,707,869
Fidelity U.S. Bond Index Fund	17,199,401	16,127,356
Fidelity Money Market Trust, Retirement Government Money Market Portfolio	11,632,474	12,612,113
Fidelity Low-Priced Stock Fund	10,237,139	8,147,599
Davis NY Venture A Fund	*	6,831,027
Fidelity Contrafund	15,900,896	14,362,271
Masters Select International Fund	8,275,069	7,985,050
Common stock of The Andersons, Inc.	9,764,931	6,992,182

*	Less than 5 percent of the Plan’s net assets in the reported year.
The Plan’s investments at December 31, 2010 and 2009 are held by the Trustee. The Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value during the year ended December 31, 2010 as follows:

2010
Net appreciation in fair value:
Mutual funds	$14,070,179
The Andersons, Inc common stock	2,912,002

Total	$16,982,181

The adoption of ASU 2010-25 did not affect the classification of participant loans on the Plan’s Form 5500 and Schedule of Assets (Held at End of the Year). Participant loans continue to be reported as Plan investments on the Form 5500 (and therefore on the supplemental schedule of investments held attached to the audited financial statements).

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 4 — Investments (Continued)
The following is a reconciliation of net assets available for benefits per the financial statements to the amount on the Form 5500.

	2010	2009

Net asset available for benefits on the financial statements	$153,166,701	$131,230,982
Differences in:
Investments	3,022,491	2,903,839
Notes receivable from participants	(3,022,491)	(2,903,839)

Net assets available for benefits on the Form 5500	$153,166,701	$131,230,982

Note 5 — Transactions with Parties-in-interest
Fees paid by the Plan Sponsor to parties-in-interest for legal, accounting, and other services rendered to the Plan are based on customary and reasonable rates for such services. In addition, certain investments held by the Plan are invested in securities managed by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, as well as shares of the Company’s common stock. Fees paid by the Plan for administrative services provided by Fidelity Investments Institutional Operations Company, Inc. amounted to $20,322 for the year ended December 31, 2010.
Note 6 — Income Tax Status
The Internal Revenue Service ruled on March 31, 2003, applicable for the amendments executed February 19, 2002, that the Plan for The Andersons, Inc. and The Andersons Mower Center, a participating employer, qualifies under Section 401(a) of the Internal Revenue Code (the “Code”) and that the trust, therefore, is exempt from taxation. The Plan is required to operate in conformity with the Internal Revenue Code and ERISA to maintain its tax-exempt status. The Plan’s administrator is not aware of any course of action or events that have occurred that might adversely affect the Plan’s qualified status. The Plan has been amended since the determination letter was issued. Management believes that the amendments do not change the Plan’s status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation. The Plan applied for a new determination letter during 2010 and has not received a response from the Internal Revenue Service.
The Financial Accounting Standards Board issued guidance on accounting for uncertainty in income taxes. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2007.

The Andersons, Inc. Retirement Savings Investment Plan
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Item 4i
EIN 34-1562374, Plan No. 003
December 31, 2010

Issuer		Identity of Issue	Cost	Fair Value
Participant-directed investments:
**	Fidelity Investments	Fidelity Spartan U.S. Equity Index Fund - Mutual fund	*	$14,633,538
**	Fidelity Investments	Fidelity U.S. Bond Index Fund - Mutual fund	*	$17,199,401
**	Fidelity Investments	Fidelity Money Market Trust, Retirement Government Money Market Portfolio - Mutual fund	*	$11,632,474
**	Fidelity Investments	Fidelity Low-priced Stock Fund - Mutual fund	*	$10,237,139
**	Fidelity Investments	Fidelity Contrafund - Mutual fund	*	$15,900,896
	Harbor	Harbor International Instl Fund - Mutual fund	*	$1,429,016
	Janus	Janus Enterprise Fund - Mutual fund	*	$6,131,208
	Davis Funds	Davis NY Venture A Fund - Mutual fund	*	$7,577,626
**	Fidelity Investments	Fidelity Freedom Income Fund - Mutual fund	*	$641,755
**	Fidelity Investments	Fidelity Freedom 2000 Fund - Mutual fund	*	$596,275
**	Fidelity Investments	Fidelity Freedom 2005 Fund - Mutual fund	*	$292,941
**	Fidelity Investments	Fidelity Freedom 2010 Fund - Mutual fund	*	$3,868,519
**	Fidelity Investments	Fidelity Freedom 2015 Fund - Mutual fund	*	$2,144,963
**	Fidelity Investments	Fidelity Freedom 2020 Fund - Mutual fund	*	$5,211,782
**	Fidelity Investments	Fidelity Freedom 2025 Fund - Mutual fund	*	$2,736,124
**	Fidelity Investments	Fidelity Freedom 2030 Fund - Mutual fund	*	$2,903,479
**	Fidelity Investments	Fidelity Freedom 2035 Fund - Mutual fund	*	$1,198,294
**	Fidelity Investments	Fidelity Freedom 2040 Fund - Mutual fund	*	$1,000,256
**	Fidelity Investments	Fidelity Freedom 2045 Fund - Mutual fund	*	$666,308
**	Fidelity Investments	Fidelity Freedom 2050 Fund - Mutual fund	*	$687,461
	Dodge and Cox	Dodge and Cox Stock Fund - Mutual fund	*	$6,049,507
	Allianz Funds	Allianz RCM Technology Instl Fund - Mutual fund	*	$3,346,859
	First Eagle	First Eagle Overseas Fund - Mutual fund	*	$7,463,523
**	Fidelity Investments	Fidelity Small Cap Stock Fund - Mutual fund	*	$2,816,626
	Masters	Masters Select International Fund - Mutual fund	*	$8,275,069
	American Beacon	American Beacon Small Cap Value Fund - Mutual fund	*	$2,090,365
	Vanguard	Vanguard Short-Term Investment - Grade Adm - Mutual fund	*	$3,189,447
**	The Andersons, Inc.	The Andersons, Inc. common stock	*	$9,764,931
**	Participants	Participant loans with interest ranging from 4.0 percent to 9.5 percent		$3,022,491

		Total		$152,708,273

*	Cost information is not required under ERISA for participant directed investments

**	Represents party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Andersons, Inc. Retirement Savings Investment Plan (Name of Plan) The Andersons, Inc. (Registrant)
Date: June 17, 2011	By	/s/ Michael J. Anderson
Michael J. Anderson
President and Chief Executive Officer

Date: June 17, 2011	By	/s/ Richard R. George
Richard R. George
Vice President, Controller and CIO (Principal Accounting Officer)

Date: June 17, 2011	By	/s/ Nicholas C. Conrad
Nicholas C. Conrad
Vice President, Finance and Treasurer (Principal Financial Officer)

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statement (No. 333-53137) on Form S-8 of The Andersons, Inc. of our report dated June 17, 2011, relating to our audits of the financial statements and supplemental schedule of The Andersons, Inc. Retirement Savings Investment Plan, which appears in this Annual Report on Form 11-K of The Andersons, Inc. Retirement Savings Investment Plan for the year ended December 31, 2010. Our report dated June 17, 2011, related to the financial statements and supplemental schedule express an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Update 2010-25, Plan Accounting - Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans.

/s/ McGladrey & Pullen, LLP

Columbus, Ohio
June 17, 2011